Mail Stop 6010
Via Facsimile and U.S. Mail

October 9, 2008

Mr. Patrick J. McEnany
Chairman, President and Chief Executive Officer
Catalyst Pharmaceutical Partners, Inc.
355 Alhambra Circle, Suite 1370
Coral Gables, Florida 33134

> **Re:** **Catalyst Pharmaceutical Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **File No. 001-33057**

Dear Mr. McEnany:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief